

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 5, 2006

Mr. Thomas E. Chorman
President, Chief Executive Officer and Principal Financial Officer
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

> **RE: Foamex International Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year ended January 1, 2006**
> **File No. 0-22624**
>
> **Foamex L.P.**
> **Form 10-K for the Fiscal Year ended January 1, 2006**
> **File No. 1-11432**
>
> **Foamex Capital Corporation**
> **Form 10-K for the Fiscal Year ended January 1, 2006**
> **File No. 1-11436**

Dear Mr. Chorman:

We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief